EXHIBIT 21

                          GENERAL CIGAR HOLDINGS, INC.
                                    DELAWARE



General Cigar Co., Inc. (DE)
General Cigar Holdings, Inc. (DE)
Villazon & Co., Inc. (DE)
Honduras American Tobacco S.A. de C.V. (HATSA) (Honduras)
GCMM. Co., Inc. (DE) (1)
Culbro Tobacco Inc. (DE)
General Cigar International Limited (UK)
General Cigar Dominicana S.A. (DR)
Culbro Domnicana S.A. (DR)
Culbro Tobacco Proc. S.A. (DR)
Cifuentes y CIA (Jamaica)
IBP (Jamaica)
Culbro Vega Leaf (DR)
Club Macanudo, Inc. (NY)
Club Macanudo (Chicago), Inc. (IL)
Club Macanudo Services (DE)
387 PAS Corp. (NY)
27th & Park Inc. (NY)
General Cigar Distribution Co., Inc. (DE)
General Cigar Tobacco, Inc. (DE)
General Cigar Sales Co., Inc. (DE)


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(1) GCMM.  Co. Inc has  Preferred  Stock  outstanding  that has been issued to a third-party in connection with the acquisition of the Russian bonds (See Disclosure Schedule Section 4.6 Material Contracts).

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